SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

TC Biopharm (Holdings) plc
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

87807D202
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[x]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. MEDINET Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 73,500 ordinary shares
6 Shared Voting Power 0
7 Sole Dispositive Power 73,500 ordinary shares
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,500 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable
11	Percent of Class Represented by Amount in Row (9) 7.7%
12	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer
TC Biopharm (Holdings) plc
(b)	Address of Issuer’s Principal Executive Offices
Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, Scotland, United Kingdom

Item 2.

(a)	Name of Person Filing
MEDINET Co., Ltd.
(b)	Address of Principal Business Office or, if none, Residence
TRC Center Bldg. 9F, 6-1-1 Heiwajima, Ota-ku, Tokyo, 143-0006 Japan
(c)	Citizenship
Japan
(d)	Title of Class of Securities
Ordinary Shares
(e)	CUSIP Number 87807D202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance

Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(a) for each such Reporting Person.
(b)	Percent of Class
The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) shared power to dispose or to direct the disposition of
The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      January 30, 2023

MEDINET Co., Ltd

By: /s/ Masami Ochiai
Name: Masami Ochiai
Title: General Manager, Corporate Management Dept.